January 26, 2011

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director

Re:	Nutrisystem, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 5, 2010

Definitive Proxy Statement filed on Schedule 14A

Filed April 5, 2010

File No. 000-028551

Dear Mr. Owings:

This letter is submitted on behalf of Nutrisystem, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced filings, as set forth in your letter dated December 27, 2010 (the “Comment Letter”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments. We have sent to your attention via overnight mail three courtesy copies of this letter as filed via EDGAR.

Form 10-K

Legal Proceedings, page 20

1.	For each of the proceedings in this section, please specify and quantify the relief sought. See Item 103 of Regulation S-K.

Response: In future filings, we will provide the requested disclosure in the Legal Proceedings section of our Annual Report on Form 10-K. Where the monetary damages are not known to the Company because federal and applicable state pleading rules do not require that plaintiffs quantify such monetary relief, and where we are unable to provide

H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 26, 2011

meaningful quantification of our exposure in a given case, the Company will describe the type of relief sought rather than quantifying the monetary relief sought.

Please see the proposed revised disclosure, to be included in future filings, with revisions to the Form 10-K Item 3 disclosure underlined:

Commencing on October 9, 2007, several putative class actions were filed in the United States District Court for the Eastern District of Pennsylvania naming Nutrisystem, Inc. and certain of its officers and directors as defendants and alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaints purported to bring claims on behalf of a class of persons who purchased the Company’s common stock between February 14, 2007 and October 3, 2007 or October 4, 2007. The complaints alleged that the defendants issued various materially false and misleading statements relating to the Company’s projected performance that had the effect of artificially inflating the market price of its securities. These actions were consolidated in December 2007 under docket number 07-4215. On January 3, 2008, the Court appointed lead plaintiffs and lead counsel pursuant to the requirements of the Private Securities Litigation Reform Act of 1995, and a consolidated amended complaint was filed on March 7, 2008. The consolidated amended complaint raises the same claims but alleges a class period of February 14, 2007 through February 19, 2008. The consolidated amended complaint asks the court to (1) certify a class, (2) award compensatory damages, reasonable costs and expenses and (3) grant such other and further relief as the court may deem just and proper. The defendants filed a motion to dismiss on May 6, 2008. The motion has been fully briefed, and oral argument was held on November 24, 2008. On August 31, 2009, the Court granted defendants’ motion to dismiss. On September 29, 2009, plaintiff filed a notice of appeal, and the dismissal is currently on appeal. The Company believes the claims are without merit and intends to defend the litigation vigorously.

Commencing on October 30, 2007, two shareholder derivative suits were filed in the United States District Court for the Eastern District of Pennsylvania. These suits, which were nominally brought on behalf of Nutrisystem, Inc., name certain of its officers and a majority of the current Board of Directors as defendants. The federal complaints allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and claims for breach of fiduciary duty, waste, and unjust enrichment against all defendants and insider selling against certain defendants. The complaints are based on many of the same allegations as the putative class action described above but add contentions regarding the Company’s buyback program. The two federal actions were consolidated in December 2007 under docket number 07-4565, and an amended complaint was filed on March 14, 2008 naming a majority of the current Board of Directors as defendants and certain current and former officers. The complaint seeks (1) judgment for damages against the individual defendants, (2) declarations that certain defendants are liable for violations of the Exchange Act, (3) an order directing the Company and current director defendants to reform and improve corporate governance, (4) extraordinary equitable and/or injunctive relief, (5) an award of restitution to Nutrisystem from defendants ordering disgorgement of all profits, benefits and other compensation received, (6) an award to the plaintiff for

H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 26, 2011

the costs and disbursements of the action and (7) such other relief as the court deems just and proper. Defendants filed a motion to dismiss on May 13, 2008. The plaintiffs’ opposition was filed on July 14, 2008, and defendants’ reply was filed on August 13, 2008. The motion has been fully briefed, and oral argument was held on November 24, 2008. On October 26, 2009, the Court granted defendants’ motion to dismiss.

A shareholder derivative action was also filed in the Common Pleas Court of Montgomery County, Pennsylvania, in November 2007. Like the federal derivative action, the state court action is nominally brought on behalf of the Company and names a majority of the current Board of Directors as defendants. The complaint seeks (1) a determination that the case is a proper derivative action and plaintiff is an appropriate representative, (2) a declaration that each of defendants breached his or her fiduciary duties to Nutrisystem, (3) an award to Nutrisystem of damages sustained by reason of the violations and exemplary damages, (4) an award to the plaintiffs for costs and disbursements and (5) such other relief as the court may deem just and proper. This action has been stayed. The Company believes that the claims are without merit and intends to defend the litigation vigorously.

The Company received in November 2007 correspondence from an attorney purporting to represent a Nutrisystem shareholder. This correspondence requested that the Company’s Board of Directors appoint a special litigation committee to investigate unspecified breaches of fiduciary duty. The disinterested and independent board members met to discuss this issue and responded to the attorney’s correspondence. Following receipt of additional correspondence from the same attorney in February 2008, the Board of Directors was considering its response when the shareholder represented by this attorney commenced a derivative lawsuit in the Court of Common Pleas of Montgomery County, Pennsylvania in the name of the Company against the entire Board of Directors at that time and certain current and former officers. The Board of Directors responded to the attorney’s correspondence. The complaint seeks (1) judgment against all defendants, (2) equitable and/or injunctive relief as permitted by law, equity and the state statutory provisions, (3) restitution to Nutrisystem from the individual defendants, (4) an award to the plaintiffs of the costs and disbursements of the action and (5) such other relief as the court deems just and proper. The parties have reached an agreement to stay this matter pending the disposition of the anticipated motion to dismiss the federal securities putative class action complaint. The Company believes that the claims are without merit and intends to defend the litigation vigorously.

On March 28, 2008, a former Nutrisystem, Inc. sales representative filed a putative collective action complaint in the United States District Court for the Eastern District of Pennsylvania, docket no. 08-1508, alleging that the Company unlawfully failed to pay overtime in violation of the Fair Labor Standards Act. The complaint purported to bring claims on behalf of a class of current and former sales representatives who were compensated by the Company pursuant to a commission-based compensation plan, rather than on an hourly basis. The plaintiff filed an amended complaint on May 28, 2008, adding a state-law class claim under the Pennsylvania Minimum Wage Act, alleging that the Company’s compensation plan also violated state law. The plaintiff sought (1) that

H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 26, 2011

the action be certified as a collective action pursuant to Section 216(b), (2) that the action be certified as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure, (3) actual damages for unpaid overtime, (4) liquidated damages, (5) attorneys’ fees and costs and (6) pre- and post-judgment interest. On June 11, 2008, the Company answered the amended complaint and moved to dismiss the plaintiff’s state-law class claim. On June 11, 2008, the plaintiff filed a motion to proceed as a collective action and sent class members notice under the Fair Labor Standards Act claim. On July 25, 2008, the Court granted the Company’s motion to dismiss with respect to the state law claim. On September 26, 2008, the Court granted plaintiff’s motion to proceed as a collective action and facilitate notice. On October 8, 2008, the Court entered a Stipulation and Order approving proposed notice of a collective action lawsuit. On October 14, 2008, plaintiff’s counsel mailed notice to potential class members. Including plaintiff, fifty-four former sales representatives and fourteen current sales representatives have opted-in to this litigation. On March 9, 2009, the Company filed a motion for summary judgment on plaintiffs’ claims. On June 22, 2009, plaintiffs filed their response in opposition to the Company’s motion for summary judgment and cross-motion for summary judgment. On July 6, 2009, the Company filed its reply in further support of its motion for summary judgment. Thereafter, on July 22, 2009, plaintiffs filed their reply in further support of their cross-motion for summary judgment. The Court heard oral argument on the cross-motions for summary judgment on July 24, 2009. On July 31, 2009, the Court entered an Order granting the Company’s motion for summary judgment and denying plaintiffs’ cross-motion for summary judgment. On September 10, 2009, plaintiffs filed an appeal of the Court’s Order granting the Company’s motion for summary judgment and denying plaintiffs’ cross-motion for summary judgment. On January 4, 2010, plaintiffs filed their brief in support of their appeal. On January 7, 2010, several employee rights organizations filed an amicus curiae brief in this matter. On January 21, 2010, the U.S. Department of Labor filed an amicus curiae brief in this matter. The Company believes that the claims are without merit and intends to defend the litigation vigorously.

The Company is also involved in other various claims and routine litigation matters. In the opinion of management, after consultation with legal counsel, the outcome of such matters is not anticipated to have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows in future years.

The foregoing revised disclosure will be used in future filings with appropriate further revision to reflect material developments in the described litigation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

2.

Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note your statement that 2009 proved to be very challenging from an economic perspective and pressured revenue growth. This would appear to be an

H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 26, 2011

economic trend that has impacted your business, if so, it would be appropriate for you to expand your analysis to explain how economic conditions pressured revenue growth and whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes to your earnings. Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company, and

•	Material opportunities, challenges, and

•	Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: We confirm that the Company will expand the Management’s Discussion and Analysis of Financial Condition and Results of Operation section in future filings to include additional disclosure on material trends and uncertainties, the quality and variability of the Company’s earnings and cash flows, economic or industry-wide factors relevant to the Company’s performance, material opportunities and challenges, and short- and long-term risks and actions being taken to address them.

To the extent that there are any material changes in trends that have occurred or any expectation that they could occur, we will disclose in future filings.

We confirm that the Company will include disclosure in its next Annual Report on Form 10-K along the following lines:

Over the past several years, our financial performance has been adversely impacted by a number of factors, including the economic downturn and declines in consumers’ discretionary spending. We believe these factors have primarily driven the decline in the number of new customer starts during 2008 and 2009. The decline in new customer starts in previous years is now hampering reactivation revenue during 2010. Our mix of revenue can be divided into three categories. First, new customer revenue is all revenue within a quarter from customers joining within that quarter. New customer revenue is the main driver of revenue growth. Second, on-program revenue is all revenue from customers who joined in previous quarters but who are still within their first nine months

H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 26, 2011

on the program. Third, reactivation revenue is all revenue generated from customers who are more than nine months from their initial purchase.

Our eCommerce, direct-to-consumer business model provides flexibility which allows us to manage marketing spend according to customer demand. We believe this flexibility is especially valuable due to the current instability in general economic conditions. Additionally, we have overhauled our eCommerce platform, redesigned our website and initiated a concerted effort to improve lifetime customer economics, length of stay, and overall customer satisfaction. Our product offerings have expanded to include fresh frozen foods, and we entered into the retail channel and began marketing our Nutrisystem D program. Further, we have taken steps to reduce our overall operating costs and improve gross margins.

Controls and Procedures, page 37

3.	Please disclose changes in internal control over financial reporting, as required by Item 308(c) of Regulation S-K.

Response: There were no changes in internal control over financial reporting in the year ended December 31, 2009. In the controls and procedures section of future filings, we will either disclose that there have been no changes in internal control over financial reporting or we will disclose any changes in internal control over financial reporting.

Exhibit 31.1 and 31.2

4.	Your certification should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. In this regard, please revise your paragraph 4.d.

Response: In future filings, the certifications provided by the Company under Item 601(b)(31) of Regulation S-K will be exactly as set forth in Item 601(b)(31) of Regulation S-K. The Company will include the following revised disclosure for Section 4(d) in exhibits 31.1 and 31.2:

“4(d). Disclosed in this Report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and”

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion and Analysis, page 12

5.	Please describe in greater detail how the amount of equity compensation was determined for each executive officer. For example, you state on page 13 that the

H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 26, 2011

compensation committee considered the executives’ past and potential contributions to the success of the company, with describing the elements of individual performance and/or contribution that were taken into account.

Response: In future filings, we will provide the requested disclosure in the Compensation Discussion and Analysis section of the proxy statement. For the restricted stock grants to Messrs. Redling, Clark and Falconer on April 2, 2009, and to Mr. Terrill on May 1, 2009, the compensation committee considered broadly the past and potential contributions by such executive officers to the success of the Company, but did not consider separate specific factors in the process of such consideration. With respect to these restricted stock grants, the compensation committee established target grant levels representing the amount of previously granted restricted stock grants that were vesting in 2009, in order for the restricted stock grant program to continue to provide a retention incentive for these executive officers.

The restricted stock grant to Mr. Redling on June 30, 2009, was made by the compensation committee to Mr. Redling in exchange for eliminating his minimum annual cash bonus of $660,000 for 2009. Mr. Redling received 66,712 shares of restricted stock vesting at 50% on the first anniversary of the grant, 25% on the second anniversary and 25% on the third anniversary.

The restricted stock grant to Mr. Terrill on September 28, 2009, was made upon entering into an employment agreement with Mr. Terrill in connection with his promotion to becoming Chief Marketing Officer and an executive officer of the Company.

6.	We note that your Chief Executive Officer plays a significant role in the compensation-setting process. Please disclose whether the compensation committee approved his recommendations for bonus and equity awards for 2009, or discuss the extent to which the committee determined to pay or award compensation other than as recommended.

Response: In future filings, we will provide the requested disclosure in the Compensation Discussion and Analysis section of the proxy statement. For 2009 bonus and equity awards, the compensation committee approved our Chief Executive Officer’s recommendations. We note that our Chief Executive Officer did not make recommendations as to his own compensation. While our compensation committee utilized the information and recommendations provided by our Chief Executive Officer and valued our Chief Executive Officer’s observations with regard to other executive officers, the ultimate decisions regarding executive compensation were made by our compensation committee.

7.	We note your disclosure that cash and all stock based compensation is “determined through processes designed by our Chief Executive Officer.” In this regard, you

H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 26, 2011

mention each element of compensation paid to named executive officers, however, it does not appear that you explain how you calculate the amount you pay under each element. Please revise to provide more detail regarding how you arrive at the amount paid with respect to each element of compensation, including a quantitative discussion of the terms of the necessary targets and actual amounts achieved for your named executive officers to earn their cash bonuses and stock awards and the formula used. See Item 402(b)(1)(v) of Regulation S-K.

Response: In future filings, we will provide the requested disclosure in the Compensation Discussion and Analysis section of the proxy statement. For 2009 salary amounts, the compensation committee approved a salary freeze at 2008 salary levels as recommended by management. Mr. Redling notified the compensation committee that he was foregoing the minimum 3.5% salary increase for 2009 that he was contractually entitled to receive under his employment agreement. For 2009 cash bonus amounts, the compensation committee approved a bonus pool at the beginning of the year based on a formula tied to annual Adjusted EBITDA, and, as disclosed on page 13 of the Proxy Statement, the allocation of the bonus pool is at the discretion of the compensation committee. Although the Chief Executive Officer typically makes recommendations to the compensation committee with respect to the allocation of the bonus pool, no such recommendation was made for 2009 because the Company failed to achieve the annual Adjusted EBITDA target and no cash bonuses were paid, except to those individuals who had guaranteed bonus amounts provided by contract.

8.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response: The Company advises the Staff that the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company. The Company has reached this conclusion based on various factors which mitigate any risks arising from the Company’s compensation policies, including the following: (i) the risk of declines in performance in our business is well understood and managed; (ii) incentive compensation expense is not a significant percentage of our revenues; (iii) for executives, a significant portion of variable pay is delivered through long-term incentives, including restricted stock grants, which carry vesting schedules over multiple years; and (iv) a mix of compensation vehicles is used.

The management team, in particular, the Chief Financial Officer, the Controller and Legal Counsel, conducted this analysis and reported to the audit committee on management’s conclusion that no disclosure was required for 2009 in response to Item 402(s) of Regulation S-K. The audit committee then reviewed the report and agreed with management’s conclusions.

H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 26, 2011

As part of our review, we took numerous factors into consideration, including whether any of our compensation policies and practices varied significantly from the overall risk and reward structure of our Company, and whether any of our compensation policies and practices incentivized individuals in a manner that would be inconsistent with our strategic goals or would exacerbate any of the inherent enterprise risks to which we are subject.

Because we concluded that the risks arising from the Company’s compensation policies are not reasonably likely to have a material adverse effect on the Company, we did not include any disclosure in response to Item 402(s) of Regulation S-K.

Related Transactions, page 34

9.	Please provide the disclosure required by Item 404(b) of Regulation S-K.

Response: In future filings, we will provide the disclosure required by Item 404(b) of Regulation S-K.

The proposed disclosure, to be included in future filings, would read as follows:

Pursuant to the Company’s Audit Committee Charter, and in accordance with Nasdaq Rule 4350(h) and Article XII of the Nutrisystem, Inc. Code of Conduct, our audit committee must review and approve any transaction with a “related person” required to be disclosed under Item 404 of Regulation S-K before such transaction is consummated. When our audit committee reviews and considers approving a proposed related party transaction, it considers whether the transaction is in, or is not inconsistent with, the best interests of the Company and its shareholders.

*****************************************

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 26, 2011

If you have any questions regarding the foregoing, please contact our counsel, James W. McKenzie, Jr. at (215) 963-5134 or Meredith M. Armstrong at (215) 963-5460 at Morgan, Lewis & Bockius LLP. They can also be reached via facsimile at (215) 963-5001.

Very truly yours,

/s/ Joseph M. Redling

Joseph M. Redling

enclosures

cc:	Scott Anderegg, Esq.

Brigitte Lippmann, Esq.

James W. McKenzie, Jr., Esq., Morgan, Lewis & Bockius LLP

Meredith M. Armstrong, Esq., Morgan Lewis & Bockius LLP